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FEB 28 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.R. Winston & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
(No. and Street)

Bedminster	New Jersey	07921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr. (908) 234-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Ste 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

T.R. WINSTON & COMPANY, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2019

OATH OR AFFIRMATION

I, John W. Galuchie, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.R. Winston & Company, LLC , as of December 31 , 2019 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Piper S Sheldon
Notary Public
State of New Jersey
My Commission Expires July 13, 2021

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
T.R. Winston & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC ("the Company") as of December 31, 2019, the related statements of loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as T.R. Winston & Company, LLC's auditors since 2003.

Livingston, New Jersey
February 25, 2020

T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2019
ASSETS		
Cash and cash equivalents	$	61,651
Securities owned		796,791
Deposit with clearing broker		250,000
Leasehold certificates of deposit, restricted		175,030
Receivable from clearing broker		42,223
Prepaid expenses		57,334
Leasehold improvements, net of accumulated amortization of $55,255		937
Debentures receivable		390,820
Right-of-use assets		374,359
Other		16,500
Total assets	$	2,165,645
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$	20,580
Accrued expenses		283,478
Lease liabilities		403,258
Total liabilities		707,316
COMMITMENTS AND CONTINGENCIES		
Members' equity		1,458,329
Total liabilities and members' equity	$	2,165,645

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF LOSS

		For the Year Ended December 31, 2019
Revenues:		
Brokerage commissions	$	991,838
Mutual fund commissions and fees		324,319
Investment banking and consulting fees		1,841,442
Principal transactions, trading, net		574,028
Interest, dividends and other		245,390
Total revenues		3,977,017
Expenses:		
Commissions and related expenses		1,041,883
Employee compensation and benefits		2,034,037
General and administrative		469,386
Clearing fees and charges		191,681
Occupancy		740,404
Total expenses		4,477,391
Net loss	$	(500,374)

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

		Members' Equity
Balance at December 31, 2018	$	1,958,703
Net loss, year ended December 31, 2019		(500,374)
Withdrawal of capital by members		-
Balance at December 31, 2019	$	1,458,329

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

		For the Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$	(500,374)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of leasehold improvements		11,241
Changes in operating assets and liabilities:		
Change in securities owned		352,279
Change in net receivable from clearing broker		138,202
Change in prepaid expenses		459
Change in debentures receivable		(90,820)
Change in right-of-use assets		(374,359)
Change in accounts payable		(41,252)
Change in accrued expenses		11,455
Change in deferred rent		(85,944)
Change in lease liabilities		403,258
Net cash used in operating activities		(175,855)
Net decrease in cash and cash equivalents		(175,855)
Cash and cash equivalents at beginning of year		237,506
Cash and cash equivalents at end of year	$	61,651
Supplemental Disclosure of Cash Flow Information:		
Cash paid for state and local taxes	$	9,540

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
for the year ended December 31, 2019

1. Organization and Nature of Business

T.R. Winston & Company, LLC (the "Company") is a licensed securities broker-dealer in all states and the District of Columbia and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Significant Accounting Policies

Basis of Accounting:
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The Company records all securities transactions and the related revenues and expenses on a trade-date basis. The effect of all unsettled transactions at December 31, 2019 is accrued in the statement of financial condition.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased:
The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
>
> Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as Level 3.

Revenue Recognition:
The Company recognizes revenue in accordance with Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues.

The Company records brokerage commissions, mutual fund commissions and fees and related expenses on a trade-date basis as transactions occur.

Investment banking fees include net revenues arising from securities offerings in which the Company acts as a placement agent and are recorded when each transaction is closed. Investment banking fees also include revenues earned from providing merger and acquisition and strategic and restructuring advice to corporate clients and are recorded as revenue when earned, which varies by engagement. The Company will supplement its existing employees by engaging independent licensed contractors to perform some of the services required.

Interest Income/Expense:
The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances, if any, at the clearing broker. The Company nets such interest income and expense.

Income Taxes:
The Company was formed as a Delaware limited liability company during 2003 and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's members. However, the Company is responsible for franchise tax fees, rent taxes and other minimum taxes imposed by several state and local authorities. The Company is required to pay franchise taxes to the City of Los Angeles and rent taxes to New York City which amounted to approximately $11,000 and $0, respectively, during the year ended December 31, 2019. For financial statement purposes, the Company utilizes recognition threshold and measurement principles of tax positions taken or expected to be taken on a tax return. At December 31, 2019, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded as of December 31, 2019.

Cash and Cash Equivalents:
The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

Leasehold Improvements:
The Company records all leasehold improvements at cost. Amortization of leasehold improvements is computed using the straight-line method over the five year life of the lease. Amortization of leasehold improvements for the year ended December 31, 2019 amounted to $11,241.

Right-of-use Assets and Lease Liabilities:
The Company records right-of-use assets and lease liabilities on the statement of financial condition in accordance ASU 2016-02, *Leases (Topic 842).*

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2019 through February 15, 2020, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

3. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. During the current fiscal year, the Company adopted this new lease standard. This update requires lessees to recognize a right-of-use asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months. The adoption of this standard resulted in the recording of operating lease right-of-use assets of approximately $374,000 and operating lease liabilities of approximately $403,000. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous U.S. GAAP requirements. Under Topic 842, a modified retrospective transition approach is required, and the new standard is applied to all leases existing at the date of initial application.

4. Clearing Broker

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Pursuant to the fully disclosed clearing agreement, the Company has a deposit of $250,000 on account with the Clearing Broker. At December 31, 2019, the amount receivable from the Clearing Broker was $42,223. The Company is subject to credit risk should the Clearing Broker be unable to repay the deposit or amounts due from the Clearing Broker or be unable to deliver the securities owned by the Company and held in custody by the Clearing Broker.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $607,423 which was $507,423 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .55 to 1. The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 4) from having to furnish the "computation of reserve requirements."

6. Commitments and Contingencies

Leases:
The Company leases its main office facilities under an initial five-year lease agreement with an unrelated party, the latest renewal of which, expires August 31, 2020. The Company has signed five-year lease agreements for its Los Angeles, California and New York, New York offices with different unrelated parties. As a condition to these leases the Company had to provide the Los Angeles and New York landlords with irrevocable letters of credit in the amounts of $40,000 and $135,030, respectively. These letters of credit are collateralized by certificates of deposit of like amounts and are included in leasehold certificates of deposit. Since these certificates of deposit are restricted, they are considered non-allowable assets in the computation of net capital. There were no amounts drawn on either letter of credit as of December 31, 2019.

The Company subleases part of its main and Los Angeles premises to several subtenants on a monthly basis. Lease income under these sublease agreements in 2019 was approximately $72,000. Aggregate lease expense for the year ended December 31, 2019 was approximately $391,000. The Company leases one additional office space location under a two-year lease agreement.

The Company leases all of its facilities under operating leases. Several of these lease agreements provide for rent holidays and escalation clauses. U.S. GAAP requires lease expense to be recognized on a straight-line basis over the lease term. Future minimum rental requirements under the terms of all leases are approximately:

Year		
2020	$	370,000
2021		15,000
Total	$	385,000

Legal Matters:
The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

7. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consisted entirely of marketable equity securities. These securities are recorded at fair values that were available in active markets for identical investments ("Level 1") as of December 31, 2019.

During the current fiscal year the Company had sold securities that it did not own and was obligated to purchase such securities at future dates. As of December 31, 2019, the Company had repurchased all such securities and did not have any securities sold, not yet purchased.

Approximately $10,000 of securities owned consisted of companies established under the laws of a foreign country but are traded on U.S. markets. Approximately $629,000 of securities owned are of one issuer and are considered a concentrated position that requires an additional haircut in the computation of net capital.

8. Debentures Receivable

Debentures receivable consisted of two debentures from unrelated issuers as follows:

10% Senior Secured Debenture due April 24, 2020:
Interest is payable monthly and the issuer is current on all payments. During the current fiscal year, the Company received approximately $30,000 in interest. The issuer may prepay any portion of the principal amount of the debenture if a twenty-day written notice is provided to the holder. During 2019, approximately $49,000 in prepayments were received by the Company and the balance receivable as of December 31, 2019 amounted to approximately $251,000. The obligations of the issuer under the debenture are secured by all assets of the issuer pursuant to a security agreement between the issuer, certain of its subsidiaries and the holders of the debentures.

11% Senior Secured Convertible Debenture due October 24, 2022:
Interest is payable quarterly on the first day of each calendar quarter in freely trading shares of the issuer's common stock, valued at the lesser of $3.00 per share or the volume weighted average price ("VWAP") of the issuer's common stock. During the current fiscal period the Company recorded no interest income. The issuer may prepay any portion of the principal amount of the debenture if a twenty-day written notice is provided to the holder. During 2019 no prepayments were received by the Company and the balance receivable at December 31, 2019 amounted to $140,000. The debenture is convertible, in whole or in part, into freely trading shares of the issuer's common stock at the option of the holder, at any time, at a conversion price of $3.00 per share. Should the VWAP for the issuer's common stock exceed $10.00 per share for each of any ten consecutive trading days the issuer, upon one-day written notice, may cause the holders to convert all or part of the then outstanding principal of the debentures plus any accrued and unpaid interest. The obligations of the issuer under the debenture are secured by all assets of the issuer and each of its subsidiaries pursuant to a security agreement between the issuer, its subsidiaries and the holders of the debentures.

9. Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
T.R. Winston & Company, LLC

We have audited the financial statements of T.R. Winston & Company, LLC ("Company") as of and for the year ended December 31, 2019, and have issued our report thereon dated February 25, 2020, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), contained on page 15, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 25, 2020

Schedule I

T. R. WINSTON & COMPANY, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

Net Capital		
Total members' equity from statement of financial condition	$	1,458,329
Subtract:		
Blockage deduction		(4,264)
Other assets		(645,471)
Tentative net capital		808,594
Haircuts on securities owned		(118,879)
Undue concentration haircut		(82,292)
Net capital	$	607,423
Aggregate Indebtedness		
Accounts payable	$	20,580
Accrued expenses		283,478
Deferred rent, lease liability net of right-to-use assets		28,899
Total aggregate indebtedness	$	332,957
Minimum net capital required [Pursuant to Rule 15c3-1(a)(4)]	$	100,000
Excess net capital	$	507,423
Net capital in excess of 120% of minimum requirement	$	487,423
Ratio of aggregate indebtedness to net capital		0.55

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2019.

****

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
T.R. Winston & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) T.R. Winston & Company, LLC ("Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) ("exemption provisions") and (2) T.R. Winston & Company, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 25, 2020

Schedule II

T. R. WINSTON & COMPANY, LLC
EXEMPTION REPORT
As of December 31, 2019

T. R Winston & Company, LLC ("the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the computation of reserve requirements and from having to furnish information relating to possession or control requirements. The Company was in compliance with this exemptive provision at all times during the year ended December 31, 2019.

T.R. Winston & Company, LLC

I, John W. Galuchie, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
President

Date: February 25, 2020

T.R. WINSTON & COMPANY, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2019

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
T. R. Winston & Company, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by T.R. Winston & Company, LLC ("Company") and the SIPC, solely to assist you and SIPC in evaluating T.R. Winston, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. T.R. Winston & Company, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct, an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on T.R. Winston & Company, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of T.R. Winston & Company, LLC and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co. LLC

Certified Public Accountants

Livingston, New Jersey
February 25, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1197*********************MIXED AADC 220
27519 FINRA DEC
T R WINSTON & COMPANY LLC
378 MAIN ST
BEDMINSTER, NJ 07921-2591

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5,801.18

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,686.46)

7/23/19
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2,114.72

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,114.72

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,114.72

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T. R. Winston & Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 21st day of February, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,977,017
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	109,564
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	109,564
d. SIPC Net Operating Revenues	$3,867,453
e. General Assessment @ .0015	$5,801.18
	(to page 1, line 2.A.)